SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Sprague Resources LP
(Name of Issuer)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

849343 108
(CUSIP Number)

Paul A. Scoff
185 International Drive
Portsmouth, NH 03801
(800) 255-1560
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

1	Name of Reporting Person Sprague Resources Holdings LLC
2	Check the appropriate box if a member of a group* (a)(b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,951,236 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,951,236 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,951,236 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 56.5%**
14	Type of Reporting Person HC; OO

*	Sprague Resources Holdings LLC also owns all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts). Sprague Resources Holdings LLC may also be deemed to be the indirect beneficial owner of a non-economic general partner interest in Sprague Resources LP.

**   Based on a total of 22,922,902 common units outstanding as of June 5, 2020.

1	Name of Reporting Person Axel Johnson Inc.
2	Check the appropriate box if a member of a group* (a)(b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,951,236 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,951,236 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,951,236 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 56.5%**
14	Type of Reporting Person CO

*	Sprague Resources Holdings LLC is the record holder of 12,951,236 common units. Axel Johnson Inc. may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP.

**	Based on a total of 22,922,902 common units outstanding as of June 5, 2020.

1	Name of Reporting Person Lexa International Corporation
2	Check the appropriate box if a member of a group* (a)(b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,951,236 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,951,236 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,951,236 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 56.5%**
14	Type of Reporting Person CO

*	Sprague Resources Holdings LLC is the record holder of 12,951,236 common units. Lexa International Corporation may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP.

**	Based on a total of 22,922,902 common units outstanding as of June 5, 2020.

1	Name of Reporting Person Antonia Ax:son Johnson
2	Check the appropriate box if a member of a group* (a)(b)
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 12,951,236 common units*
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 12,951,236 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 12,951,236 common units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 56.5%**
14	Type of Reporting Person IN

*	Sprague Resources Holdings LLC is the record holder of 12,951,236 common units. Antonia Ax:son Johnson may also be deemed to be the indirect beneficial owner of (i) all of the incentive distribution rights (which represent the right to receive increasing percentages of quarterly distributions in excess of specified amounts) and (ii) a non-economic general partner interest in Sprague Resources LP.

**	Based on a total of 22,922,902 common units outstanding as of June 5, 2020.

SCHEDULE 13D

The Reporting Persons named in Item 2 below are hereby jointly filing this Amendment No. 5 to Schedule 13D (this “Amendment”) to report that on June 5, 2020, Sprague Resources Holdings LLC, a Delaware limited liability company (“Sprague Holdings”), purchased 723,738 common units (the “Purchased Units”) of Sprague Resources LP, a Delaware limited partnership (the “Partnership”) that were beneficially owned by Goldman Sachs Asset Management, L.P. at a price of $13.85 per common unit in a privately negotiated transaction. This Amendment amends and supplements the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2013 (such Schedule 13D, as amended and supplemented by Amendment No. 4, filed on June 4, 2020, Amendment No. 3, filed on March 27, 2020, Amendment No. 2, filed on March 23, 2017, and Amendment No. 1, filed on December 12, 2014, the “Original Schedule 13D”).

Item 1.    Security and Partnership

No modification is made to Item 1 of the Original Schedule 13D.

Item 2.    Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           This Statement is filed by:

i.	Sprague Holdings;

ii.	Axel Johnson Inc., a Delaware corporation (“Axel Johnson”);

iii.	Lexa International Corporation, a Delaware corporation (“Lexa”); and

iv.	Antonia Ax:son Johnson, a citizen of Sweden (“Ms. Johnson” and, together with Sprague Holdings, Axel Johnson and Lexa, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Sprague Holdings is a wholly-owned subsidiary of Axel Johnson. Axel Johnson is a wholly-owned subsidiary of Lexa. Lexa, through certain non-U.S. entities, is controlled by Ms. Johnson. Sprague Holdings also owns 100% of the equity interests of the Sprague Resources GP LLC (the “General Partner”), a Delaware limited liability company and the general partner of the Partnership, and all of the incentive distribution rights in the Partnership (the “incentive distribution rights”).

Sprague Holdings is a limited partner of the Partnership and the record holder of 12,951,236 common units of the Partnership, representing an aggregate 56.5% limited partner interest in the Partnership.

(b)                The business address of Sprague Holdings is 185 International Drive, Portsmouth, NH 03801. The business address of Axel Johnson is 155 Spring Street, 6th Floor, New York, NY 10012. The business address of Lexa is 2410 Old Ivy Road, Suite 300, Charlottesville, VA 22903. The business address of Ms. Johnson is c/o Axel Johnson Inc., 155 Spring Street, 6th Floor, New York, NY 10012.

(c)                 The principal business of:

i.	Sprague Holdings is to hold equity interests in the Partnership and the General Partner;

ii.	Axel Johnson is to hold equity interests in Sprague Holdings and other entities;

iii.	Lexa is to hold equity interests in Axel Johnson and other entities; and

iv.	Ms. Johnson is to serve as Chairman of Axel Johnson Group.

(d)                None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                 None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of the Reporting Persons and persons controlling the Reporting Persons, as applicable (collectively, the “Covered Persons”), required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein. To the Reporting Persons’ knowledge, none of the Covered Persons listed on Schedule 1 as a director or executive officer of Sprague Holdings, Axel Johnson or Lexa has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Sources and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended by adding the following information:

On June 5, 2020, Sprague Holdings purchased the Purchased Units at a price of $13.85 per common unit in a privately negotiated transaction. The source of funds for the purchase was cash on hand.

Item 4.    Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended by adding the following information:

The Reporting Persons acquired the Purchased Units for investment purposes. As of the date of this Amendment, Sprague Holdings has no plan or proposal to engage in any other transaction with respect to the common units of the Partnership. However, should Sprague Holdings believe the offered price to be appropriate, it may acquire additional common units from time to time on the open market (in compliance with the safe harbor provided in Rule 10b-18 of the Securities Exchange Act of 1934, as amended) or in privately negotiated transactions. Further, Sprague Holdings may in the future consider other transactions involving the Partnership.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) - (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons on the basis of a total of 22,922,902 units issued and outstanding as of June 5, 2020 are as follows:

Sprague Holdings

(a)    Amount beneficially owned: 12,951,236 units    Percentage: 56.5%

(b)    Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,951,236 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,951,236 units

Axel Johnson

(a)    Amount beneficially owned: 12,951,236 units    Percentage: 56.5%

(b)    Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,951,236 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,951,236 units

Lexa

(a)    Amount beneficially owned: 12,951,236 units    Percentage: 56.5%

(b)    Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,951,236 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,951,236 units

Ms. Johnson

(a)    Amount beneficially owned: 12,951,236 units    Percentage: 56.5%

(b)    Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 12,951,236 units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 12,951,236 units

(c)    Except as described in Item 3 above or elsewhere in this Statement, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons has effected any transactions in the common units during the past 60 days.

(d)    The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Statement and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No modification is made to Item 6 of the Original Schedule 13D.

Item 7.    Material to be Filed as Exhibits

Exhibit A                      Joint Filing Agreement (attached as Exhibit A to the Schedule 13D of Sprague Resources LP (CUSIP No. 849343 108), filed with the Commission on December 12, 2014 and incorporated herein by reference).

Exhibit B                      First Amended and Restated Agreement of Limited Partnership of Sprague Resources LP (attached as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit C                      Amended and Restated Limited Liability Company Agreement of Sprague Resources GP LLC (attached as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit D                      Contribution, Conveyance and Assumption Agreement by and among Sprague Resources LP, Sprague Resources GP LLC, Axel Johnson Inc., Sprague International Properties LLC, Sprague Canadian Properties LLC, Sprague Resources Holdings LLC, Sprague Massachusetts Properties LLC and Sprague Operating Resources LLC, dated October 30, 2013. (attached as Exhibit 10.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on November 5, 2013 and incorporated herein by reference).

Exhibit E                       Underwriting Agreement, dated as of October 24, 2013, by and among Sprague Resources LP, Sprague Resources GP LLC, Sprague Operating Resources LLC and Sprague Resources Holdings LLC and Barclays Capital Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, for themselves and as representatives of the several underwriters named therein (attached as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on October 30, 2013 and incorporated herein by reference).

Exhibit F                       Power of Attorney for Axel Johnson Inc. dated as of November 7, 2013 (attached as Exhibit F to the Schedule 13D of Sprague Resources LP (CUSIP No. 849343 108), filed with the Commission on November 12, 2013 and incorporated herein by reference).

Exhibit G                      Power of Attorney for Lexa International Corporation dated as of November 7, 2013 (attached as Exhibit G to the Schedule 13D of Sprague Resources LP (CUSIP No. 849343 108), filed with the Commission on November 12, 2013 and incorporated herein by reference).

Exhibit H                      Power of Attorney for Antonia Ax:son Johnson dated as of February 28, 2012 (attached as Exhibit 24 to the Form 3 of Sprague Resources Holdings LLC and Antonia Ax:son Johnson (File No. 001-36137) filed with the Commission on October 16, 2013 and incorporated herein by reference).

Exhibit I                       Purchase Agreement, dated as of December 9, 2014, by and between Sprague Resources ULC, Sprague International Properties LLC, Sprague Canadian Properties LLC and Axel Johnson Inc. (attached as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on December 12, 2014 and incorporated herein by reference).

Exhibit J                       Consideration Agreement, dated as of December 9, 2014, by and between Sprague Resources LP and Sprague Resources ULC (attached as Exhibit 2.2 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on December 12, 2014 and incorporated herein by reference).

Exhibit K                      Letter Agreement, dated January 23, 2020, among Sprague Resources LP, Sprague Resources Holdings LLC and Axel Johnson Inc. (attached as Exhibit 10.1 to the Partnership’s Current Report on Form 8-K (File No. 001-36137) filed with the Commission on January 24, 2020 and incorporated herein by reference).

Exhibit L                       Proposal Letter, dated March 25, 2020 (attached as Exhibit L to the Schedule 13D of Sprague Resources LP (CUSIP No. 849343 108), filed with the Commission on March 27, 2020 and incorporated herein by reference).

Exhibit M                     Stock Transfer Agreement, dated June 5, 2020.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 5, 2020

SPRAGUE RESOURCES HOLDINGS LLC

By:	/s/ Paul A. Scoff
Name:	Paul A. Scoff
Title:	Vice President, General Counsel, Chief Compliance Officer and Secretary

AXEL JOHNSON INC.

By:	/s/ Paul A. Scoff
Name:	Paul A. Scoff
Title:	Attorney-in-fact

LEXA INTERNATIONAL CORPORATION

By:	/s/ Paul A. Scoff
Name:	Paul A. Scoff
Title:	Attorney-in-fact

ANTONIA AX:SON JOHNSON

By:	/s/ Paul A. Scoff
Name:	Paul A. Scoff
Title:	Attorney-in-fact